UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

BMP HOLDINGS INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 333-204070

Delaware (State or other jurisdiction of incorporation or organization)	47-1945113 (I.R.S. Employer Identification No.)

200 Boston Avenue, Suite 1875

Medford, MA 02155

(Address of principal executive offices)

(617) 803-8838

 (Registrant’s telephone number, including area code)

Approximate Date of Mailing: September 2, 2016

BMP HOLDINGS INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

September 1, 2016

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF BMP HOLDINGS INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us,” and “our” refers to BMP Holdings Inc.

INTRODUCTION

This Information Statement is being mailed on or about September 2, 2016 to the holders of record at the close of business on August 31, 2016 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of BMP Holdings Inc., a Delaware corporation (“we”, “us”, “our” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days following the mailing of this Information Statement.

On August 19, 2016 (the “Closing Date”), a stock purchase agreement was entered into by and between PixarBio Corporation (“PixarBio”) and Henry Sargent, a stockholder of the Company, who owned, in the aggregate, 5,000,000 shares of our common stock (96.7% of the outstanding shares). PixarBio purchased such shares for $108,500. In addition, PixarBio made a capital contribution in the amount of $216,500 to the Company, of which $191,500 was utilized to satisfy an outstanding loan made by Mr. Sargent to the Company and $25,000 was utilized to pay certain expenses of the Company. As a result, PixarBio became the majority stockholder of the Company (the “Stock Acquisition”). The sale of such shares closed on August 19, 2016.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF A DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

At the closing of the purchase of shares described above, there was a change in our Board of Directors.  Mr. Henry Sargent, who served as our sole executive officer and director, resigned as Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer. After expanding the number of members of the Board of Directors to two and appointing Mr. Frank Reynolds to serve as a member of the board of directors, Mr. Sargent tendered his resignation as a director, with such resignation to be effective 10 days following the mailing of this Information Statement to the Company’s stockholders.

Prior to the closing, Mr. Frank Reynolds was not a director of the Company, did not hold any previous position with the Company nor has he been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  Mr. Reynolds has not been the subject of any bankruptcy petition filed by or against any business of which he was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

Our authorized capital stock consists of 1,000,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of which 5,168,000 shares are outstanding as of August 31, 2016.  Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of the Record Date by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. As of the Record Date, we had a total of 5,168,000 shares of Common Stock issued and outstanding.  Unless indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name and address	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares (1)
5% or greater owners
Director and executive officers

Frank Reynolds PixarBio Corporation 200 Boston Avenue, Suite 1875 Medford, MA 02155	5,000,000(2)	96.7%

Henry Sargent 381 W. Mountain Rd. Ridgefield, CT	10,000	0.2%

All directors and effective officers as a group	5,010,000	96.9%

(1)

Based on 5,168,000 shares outstanding on the Record Date. The number of shares of Common Stock owned are those “beneficially owned” as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right.

(2)

Consists of 5,000,000 shares of Common Stock held by PixarBio Corporation, in which Mr. Reynolds is the majority shareholder and serves as the Chief Executive Officer and may be deemed to beneficially own or control.

DIRECTORS AND EXECUTIVE OFFICERS

At the closing of the Stock Acquisition described above, there was a change in our Board of Directors and executive officers.  Mr. Henry Sargent, who served as our sole executive officer and director, resigned as Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer effective immediately. Mr. Sargent will continue to serve as the President of the Company and will continue to serve as manager of Buddhi Mat LLC pursuant to a management agreement executed on August 19, 2016. After expanding the number of members of the Board of Directors to two and appointing Mr. Frank Reynolds to serve as a member of the board of directors, Mr. Sargent tendered his resignation as a director, with such resignation to be effective 10 days following the mailing of this Information Statement.

Mr. Sargent has appointed Mr. Frank Reynolds to serve as our Chairman of the Board of Directors, Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer, effective immediately.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.

The following table sets forth certain information regarding the Company’s directors and executive officers prior to and following the Stock Acquisition:

Director and officer prior to the Stock Acquisition

Name	Age	Position(s) with the Company
Henry Sargent	49

President, chief executive officer, principal accounting officer, principal financial officer and sole member of the board of directors (a director until the expiration of the 10-day period as provided for in Rule 14f-1).

Henry Sargent, President/Director

Mr. Sargent has been our President and sole Director since incorporation. Prior to this, Mr. Sargent served as manager of our subsidiary, Buddhi Mat LLC. Mr. Sargent will continue to serve as manager of Buddhi Mat LLC pursuant to a management agreement executed on August 19, 2016. In addition, Mr. Sargent has 15 plus years of experience in the investment industry as a private investment fund manager. Mr. Sargent earned his Bachelor of Arts degree from Connecticut College and his Juris Doctor degree from Fordham University School of Law.

Director and officers following the Stock Acquisition

Name	Age	Position(s) with the Company
Frank Reynolds	54	Chairman of the Board of Directors, Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer.

Henry Sargent	49	President.

Frank Reynolds, CEO/Chairman of the Board of Directors

Mr. Reynolds has served as the Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer and Chairman of the Board of Directors of PixarBio, which he co-founded, since 2013. PixarBio is a specialty biotechnology company focused on pre-clinical and commercial development of novel neurological drug delivery systems for post-operative pain. From 2005 to 2013, Mr. Reynolds served as Chairman of the Board, Chief Executive Officer, Chief Scientific Officer and Chief Financial Officer of InVivo Therapeutics Holding Corp., which he co-founded. InVivo Therapeutics Holding Corp. is a research and clinical-stage biomaterials and biotechnology company. He holds an MBA from MIT-Sloan Fellows Program in Global Innovation and Leadership- Massachusetts Institute of Technology; a Master’s of Science in Engineering – University of Pennsylvania; he is an alumni of the Executive Masters of Technology Management – Wharton School of Business; a Master’s of Science in Management Information Systems – Temple University; a Master’s of Science in Health Administration – Saint Joseph’s University; and a Master’s of Science in Counseling Psychology – Chestnut Hill College. He also holds a Bachelor of Science in Marketing- Rider University.

Family Relationships

There are no family relationships among any of our directors, executive officers or key employees.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We are currently quoted on the OTC Pink Sheets under the symbol “BMPP.”  The OTC Pink Sheets does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board of Directors.

Our Board of Directors believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board of Directors without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board of Directors does not have an express policy with regard to the consideration of any director candidates recommended by stockholders since the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board of Directors will evaluate stockholder recommended candidates under the same criteria as internally generated candidates. Although the Board of Directors does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and stockholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Meetings of the Board of Directors

Our Board did not hold any meetings during the year ended December 31, 2015 as there was only one director. We did not hold an annual meeting of stockholders during the year ended December 31, 2015.

Director Independence

The OTC Pink Sheets does not maintain any standards regarding the “independence” of the directors for our Board of Directors, and we are not otherwise subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of our directors be independent.

Involvement in Certain Legal Proceedings

To the Corporation’s knowledge, there are no material proceedings to which any director or officer as named above or affiliate of the Corporation, any owner (of record or beneficially) of more than 5% of any class of voting securities of the Corporation, or any associate of any such director, officer, affiliate of the Corporation, or security holder is a party adverse to the Corporation or any of its subsidiaries or has a material interest adverse to the Corporation or any of its subsidiaries.

Board leadership structure and role in risk oversight

Our Board currently consists of two members, Henry Sargent and Frank Reynolds.  Mr. Sargent and Mr. Reynolds also serve as our executive officers. We do not separate the roles of Chief Executive Officer and Chairman of the Board because following the 10 day period after mailing of this Information Statement to the stockholders, Mr. Reynolds will be our sole director and Chief Executive Officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Based solely on review of the copies of such forms, our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them, except that Henry Sargent did not timely file a Form 3 in August 2015, a Form 4 in connection with the acquisition of 245,000,000 shares of the Company’s common stock in December 2015 or a Form 4 in connection with the surrender of 245,000,000 shares of the Company’s common stock in August 2016.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

General

As of the filing of this Schedule 14f-1, the Corporation does not pay its officers and/or directors any salary or consulting fee. The Corporation does not anticipate paying compensation to its officers and/or director until it can generate sufficient cash flow on a regular basis.  The Corporation does not have any employment agreements with its officers and/or directors.  We do not maintain key-man life insurance for any our executive officers/directors. We do not have any long-term compensation plans or stock option plans. There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

Summary Compensation Table

The following table sets forth the compensation paid by the Corporation during the fiscal years ended December 31, 2015 and December 31, 2014, to our officers. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officers.

Summary Compensation Table

							Change in
							Pension Value
							& Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Totals
Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)

Henry Sargent	2015	0	0	0	0	0	0	0	0
President	2014	0	0	0	0	0	0	0	0

The following table sets forth the compensation paid by us to our sole director for the year ending December 31, 2015. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named director.

Director Compensation Table

Change in
Pension Value
& Nonqualified
				Non-Equity	Deferred
	Fees Earned or	Stock	Option	Incentive Plan	Compensation	All Other
	Paid in Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)

Henry Sargent	0	0	0	0	0	0	0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We acquired our operating business on January 1, 2015 in a transaction in which we exchanged 5,000,000 shares of common stock for an assignment of 100% of the ownership interests in Buddhi Mat LLC, a Connecticut limited liability company formed in June 2009. Buddhi Mat LLC was owned by Henry Sargent and the 5,000,000 shares were distributed to him in the exchange of 100% membership interests in Buddhi Mat LLC.

From time to time, Mr. Sargent advanced funds to the Company for working capital purposes. Those advances were unsecured, non-interest bearing and due on demand. In December 2015, the Company agreed to issue Mr. Sargent an additional 245,000,000 shares of common stock in return for continued short term financing of Company operations. In connection with the Stock Acquisition, PixarBio made a capital contribution in the amount of $216,500 to the Company, of which $191,500 was utilized to satisfy the outstanding loan made by Mr. Sargent to the Company and of which $25,000 was utilized to pay certain expenses of the Company. Upon repayment of the outstanding loan, Mr. Sargent utilized $16,941.36 to pay certain expenses of the Company in accordance with the terms of the stock purchase agreement.

On August 19, 2016, the Company entered into a management agreement with Mr. Sargent, which provides that Mr. Sargent will continue to serve as manager of Buddhi Mat LLC and will continue to manage and operate the business. The management agreement expires on August 19, 2017. In consideration for his services, Mr. Sargent is entitled to fifty percent (50%) of the net profits from the operation of Buddhi Mat LLC as compensation. Pursuant to the management agreement, net profits is defined as the amount of gross revenue derived from the operation of Buddhi Mat LLC, less all reasonable and necessary operating expenses applied in accordance with generally accepted accounting principles. Mr. Sargent shall make loans to Buddhi Mat LLC in the ordinary course, as needed, in the event the Company’s revenues are insufficient to fund operations. Any such loan shall bear interest at the rate of three percent (3%) per annum and shall have a maturity date of 90 days. As security for such loans, the Company has given Mr. Sargent a first priority security interest and lien in the Company’s membership interest in Buddhi Mat LLC. Mr. Sargent has the option to purchase the Company’s membership interest in Buddhi Mat LLC, which may be exercised at any time following one hundred twenty (120) days from the date of the management agreement. The purchase price shall be conditioned upon Buddhi Mat LLC’s financial results for the second half of the 2016 calendar year.

There are no familial or related party relationships or any other related party transactions between the Corporation and any of the directors or executive officers named above.

Review, Approval and Ratification of Related Party Transactions

As of the filing of this Schedule 14f-1, we have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

Stockholders Communications with Directors

Stockholders who want to communicate with our Board director can write to:

BMP HOLDINGS INC.

200 Boston Avenue, Suite 1875

Medford, MA 02155

Attn: Chief Executive Officer and Chairman of the Board
Telephone: (617) 803-8838

Your letter should indicate that you are a stockholder of our company.  Depending on the subject matter, management will:

•

Forward the communication to the Director or Directors to whom it is addressed;

•

Attempt to handle the inquiry directly; or

•

Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

BMP HOLDINGS INC.

Dated: September 1, 2016

By: /s/ Francis M. Reynolds

Name: Francis M. Reynolds

Title: Chief Executive Officer